Exhibit (a)(5)(v)

Press Release

FOR IMMEDIATE RELEASE For additional information: Deutsche Bank Press Office (212) 250-5536 DWS Closed-End Funds (800) 349-4281

DWS Municipal Income Trust and DWS Strategic Municipal Income Trust
Announce Expiration and Results of Tender Offers for Preferred Shares

NEW YORK, NY, November 19, 2012 – DWS Municipal Income Trust (NYSE: KTF) and DWS Strategic Municipal Income Trust (NYSE: KSM) (each, a “Fund,” and together, the “Funds”) each announced the expiration and results of its tender offer for up to 100% of its outstanding preferred shares.  Each tender offer expired at 5:00 p.m. New York City time on November 16, 2012.

A total of 37,773 of KTF’s remarketed preferred shares (approximately 95.0% of its outstanding remarketed preferred shares) and 2,419 of KSM’s auction rate preferred shares (approximately 86.4% of its outstanding auction rate preferred shares) were tendered through the expiration date.

KTF had offered to purchase up to 100% of its outstanding remarketed preferred shares at a price equal to 96% of the remarketed preferred shares’ per share liquidation preference of $5,000 ($4,800 per remarketed preferred share) plus any unpaid dividends accrued through the tender offer expiration date.  KSM had offered to purchase up to 100% of its outstanding auction rate preferred shares at a price equal to 96% of the auction rate preferred shares’ per share liquidation preference of $25,000 ($24,000 per auction rate preferred share) plus any unpaid dividends accrued through the tender offer expiration date.  Additional terms of each Fund’s tender offer were set forth in the Fund’s tender offer materials, including its Offer to Purchase and related Letter of Transmittal, which were filed with the Securities and Exchange Commission and distributed to holders of each Fund’s preferred shares.

Each Fund intends to promptly accept for payment all preferred shares validly tendered and not validly withdrawn in its tender offer.  Each Fund’s tender offer is conditioned upon the successful completion of a current refinancing transaction for each Fund in an amount approximately equal to the aggregate liquidation preference of the tendered preferred shares accepted for purchase by such Fund as well as certain other conditions, as set forth in each Fund’s Offer to Purchase and related Letter of Transmittal.

The CUSIP numbers for the Funds’ respective series of preferred shares are as follows:

DWS Municipal Income Trust
Preferred Share Series	CUSIP #
Series A	81118R109
Series B	81118R208
Series C	81118R307
Series D	81118R406
Series E	81118R505
DWS Strategic Municipal Income Trust
Preferred Share Series	CUSIP #
Series T	811234-20-2

For more information on each Fund’s recently expired tender offer, please contact the Fund’s information agent, Deutsche Bank Trust Company Americas at (800) 735-7777 (Option 1).  For more information on each Fund in general, please visit www.dws-investments.com or call (800) 349-4281.

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Important Information

DWS Strategic Municipal Income Trust (KSM) and DWS Municipal Income Trust (KTF) are subject to investment risk. Bond investments are subject to interest-rate and credit risks. When interest rates rise, bond prices generally fall. Credit risk refers to the ability of an issuer to make timely payments of principal and interest. Investing in derivatives entails special risks relating to liquidity, leverage and credit that may reduce returns and/or increased volatility. Leverage results in additional risks and can magnify the effect of any losses. Although the Funds seek income that is federally tax-free, a portion of the Funds’ distributions may be subject to federal, state and local taxes, including the alternative minimum tax.

This press release shall not constitute an offer to sell or a solicitation to buy, nor shall there be any sale of Fund securities in any state or jurisdiction in which such offer or solicitation or sale would be unlawful prior to registration or qualification under the laws of such state or jurisdiction.

Certain statements contained in this release may be forward-looking in nature. These include all statements relating to plans, expectations, and other statements that are not historical facts and typically use words like “expect,” “anticipate,” “believe,” and similar expressions. Such statements represent management's current beliefs, based upon information available at the time the statements are made, with regard to the matters addressed. All forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in, or implied by, such statements. Management does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

The following factors, among others, could cause actual results to differ materially from forward-looking statements: (i) the effects of changes in market and economic conditions; (ii) legal and regulatory developments; and (iii) other additional risks and uncertainties.

NOT FDIC/ NCUA INSURED • MAY LOSE VALUE • NO BANK GUARANTEE
NOT A DEPOSIT • NOT INSURED BY ANY FEDERAL GOVERNMENT AGENCY

DWS Investments is part of Deutsche Bank’s Asset Management division and, within the US, represents the retail asset management activities of Deutsche Bank AG, Deutsche Bank Trust Company Americas, Deutsche Investment Management Americas Inc. and DWS Trust Company.  (R-29826-1 11/12)